

April 5, 2022

Martin Langelier
General Counsel
BRP Inc.
726 Saint-Joseph Street
Valcourt, Quebec
Canada JOE 2LO

> **Re: BRP Inc.**
> **Schedule 13E-4F filed March 31, 2022**
> **SEC File No. 5-90665**

Dear Mr. Langelier:

We have conducted a limited review of your filing, based specifically on your reliance on Rule 13e-4(g) to conduct this offer. Our review was limited to the matter raised in the comment that follows. Please respond by amending your filing. If you do not believe this comment applies to your facts and circumstances, please explain why in your response.

After reviewing your response to this comment, we may have additional comments or questions. All defined terms used here have the same meaning as in your tender offer materials.

Schedule 13E-4F filed March 31. 2022

Certain Conditions of the Offer, page 20

1. Refer to the following offer condition in subparagraph (f): "the Company shall have determined, in its sole judgment, acting reasonably, that the Purchase Price for a Share exceeds the market value of such Share at the time of the acquisition of such Share by the Company pursuant to the Offer, determined without reference to the Offer." Offer conditions must be objective, clearly described and outside the control of the bidder. All offer conditions must be satisfied or waived as of the expiration of the offer, not the date of payment for tendered shares. Where an offer condition is unclear or where it is completely within the control of the bidder, this may cause an offer to be illusory, in contravention of Regulation 14E's prohibition on manipulative tender offer practices. Revise this offer condition to more clearly describe what would "trigger" it and when the determination would be made. As drafted, it appears that the bidder could unilaterally decide not to purchase shares tendered within the specified modified Dutch auction

range, if it determined that the offer price that the Company itself established did not represent the fair value of such Share at the time of the acquisition. We believe this could raise concerns under Regulation 14E.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions